OPERATING AGREEMENT

OF

GAGE & TOLLNER HOSPITALITY LLC

(a New York Limited Liability Company)

Dated as of July ___, 2018

       THIS OPERATING AGREEMENT (this "**Agreement**") by and among the persons and/or entities whose names and addresses appear on **_Schedule A_** attached hereto and incorporated herein (individually, a "**Member**" and, collectively, the "**Members**") has been executed for the purpose of setting forth the Operating Agreement provisions of Gage & Tollner Hospitality LLC, a limited liability company (the "**Company**") formed pursuant to the provisions of the limited liability company law of the State of New York.

W I T N E S S E T H

       WHEREAS, on or about the 24th day of July, 2017, the Company was formed pursuant and subject to the laws of the State of New York;

       WHEREAS, the Members now desire to enter into this Operating Agreement to define and express all of the terms and conditions governing the operation of the Company, and the Members have agreed upon the terms and conditions that will govern their relationship and wish to reduce such agreement to writing; and

       WHEREAS, the Members hereby agree that this Agreement supersedes any and all prior agreements of the Members hereto.

       NOW THEREFORE, in consideration of the covenants contained herein and the mutual benefits to be derived hereby, the Members agree as follows:

I.

INTERPRETATION

I.1.*Definitions.* Unless otherwise expressly provided herein or unless the context clearly requires otherwise, the following terms as used in this Agreement shall have the following meanings:

"Act" or "LLCL". Shall mean the Limited Liability Company Law of the State of New York as the same has been and may be amended from time to time.

"Affiliate". Shall mean any Person controlling or controlled by or under common control with any other Person including, without limitation: (i) any Person who has a familial relationship, by blood, marriage or otherwise with any Person; and (ii) any Person which receives compensation for administrative, legal or accounting services from the Company or any Affiliate of the Company. For purposes of this definition, "control" when used with respect to any specified person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"Agreement". Shall mean this Limited Liability Company Operating Agreement by and among the Members and the Schedules attached hereto, as originally executed and as amended and/or restated from time to time.

"Articles". Shall mean the Articles of Organization of the Company, and any amendments thereto, executed and filed in accordance with the Act.

"Available Cash". Shall mean all cash receipts received by the Company, less the sum of the following to the extent made from cash receipts received by the Company:

(i)   all cash expenditures then necessary to be made in connection with the operation of the business of the Company as defined herein, including without limitation all payments then due from the Company in connection with any loan or indebtedness, such as the Wefunder Loan described in Section 3.8 hereof; and

(ii)   such cash reserves as are required hereby and/or additional cash reserves reasonably necessary for the proper operation of the business of the Company, as determined by the Managing Member.

"Business Opportunity". Shall mean such opportunities which pertain to the development of a product or service that is the same or substantially similar to that product or service offered by the Company in its regular course of business.

"Capital Account". Shall mean the capital account maintained and adjusted for each Member pursuant to Section 4.1(a) hereof.

"Capital Contributions". Shall mean, with respect to any Member, the sum of the amount of money and the value of any property (other than money) contributed to the Company with respect to the Percentage Interest held by such Member pursuant to Article III herein, a record of which is contained in ***Schedule A*** attached hereto, and which shall include the initial Capital

Contribution of each Member as well as any subsequent or additional Capital Contributions, the aggregate amount of which shall be collectively referred to herein as "the Capital Contribution."

"**Code**". Shall mean the Internal Revenue Code of 1986, as amended, and as may be further amended from time to time.

"**Company**". Shall mean Gage & Tollner Hospitality LLC and/or other such names as determined by the Managing Member from time to time in their sole discretion, a limited liability company formed under the laws of the State of New York.

"**Distribution**". Shall mean any cash, and other property valued at its Fair Market Value, paid to a Member by the Company from the operations of the Company. For the avoidance of doubt, payments of interest and repayments of principal of any Member Loan shall not constitute a Distribution, and the payment of any salary, bonus, or other employment compensation to a Member shall not constitute a Distribution.

"**Economic Interest**". Shall mean a Member's right to share in the Company's Profits and Losses, distributions, and to receive interim Distributions and liquidation Distributions as provided in this Agreement and the Act.

"**Effective Date**". Shall mean the date on which this Agreement is executed by all Members.

"**Fiscal Year**". Shall mean each twelve-month period selected by the Company as its annual accounting period, which period may be divided into four equal quarters called "Fiscal Quarters."

"**Fair Market Value**". Shall mean, as of any date of determination, the fair market value of the Interest or property in question as of such date as determined in good faith and pursuant to generally accepted accounting principles by a qualified and independent Certified Public Accountant with experience in valuing companies with similar businesses and/or enterprises to the Company, chosen by the Company and retained for such purpose, taking into account such factors as such accountant deems appropriate.

"**Gross Asset Value**". Shall have the meaning set forth in Section 4.1(d) hereof.

"**Gross Revenue**". Shall mean the total revenue received by the Company through its business before any deductions or allowances are calculated.

"**Incapacitation**". Shall mean a state, permanent or temporary, of mental or physical impairment which deprives the afflicted individual of the ability, knowledge, understanding, legal qualification or fitness to adequately perform a required duty, professional obligation, or governance privilege under this Agreement which lasts for a period of ninety (90) days or more, the state of which may be confirmed by the Company through a licensed medical doctor designated by the Company at its sole expense for the purpose of determining which such Member is "Incapacitated" for purposes of this Agreement.

"**Interest**". Shall mean the ownership interest of a Member (which shall be considered personal property for all purposes) in the Company as reflected on *Schedule A* attached hereto, as the same may, from time to time, be required to be amended, consisting of: (i) such Member's Economic Interest, which may be represented in one or more classes of interests; (ii) such Member's right, if any subject to the terms of this Agreement, to vote or grant or withhold consents with respect to Company matters as provided herein or in the Act; and (iii) such Member's other rights and privileges as herein provided, or in the Act and consistent with this Agreement.

"Losses". Shall mean, with respect to any fiscal period of the Company, the net losses of the Company for such period for federal income tax purposes, including, as appropriate, each item of income, loss, deduction or credit entering into such determination, as determined by the regular accountants of the Company and including treating as deductions items of expenditures defined in Section 705(a)(2)(B) of the Code (or which are treated as Section 705(a)(2)(B) expenditures under Regulations Section 1.704-1(b)(2)(iv)(i)).

"Liquidator". Shall have the meaning set forth in Section 9.1(b).

"Managing Member". Shall initially mean Coffey Street Players LLC, a New York limited liability company. The Managing Member shall manage and conduct the business and affairs of the Company in accordance with applicable law and with the terms of this Agreement.

"Members". Shall mean all Persons duly admitted to the Company as a Member and who presently own Membership Units of the Company, so long as they remain Members, the identities and Capital Contributions of which are reflected by *Schedule A* attached hereto. A Member may own one or more classes of Membership Units.

"Membership Unit". Shall mean the measure used to reflect a Member's Percentage Interest, a total of one hundred (100) of which have been authorized by the Company; as to any Member, the term "Units" shall mean the number of Membership Units set forth adjacent to such Member's name of *Schedule A* attached hereto.

"Percentage Interests". Shall mean a Member's aggregate rights in the Company, including, without limitation, the Member's Economic Interest, any right to vote or participate in the management in accordance herewith, and any right to information concerning the business and affairs of the Company. A Member's Percentage Interest equals (1) the number of Membership Units held by a Member divided by (2) the total number of outstanding Units of the Company, as set forth in *Schedule A* attached hereto.

"Person". Shall mean an individual, corporation, partnership, firm, joint venture, association, limited liability company, joint stock company, trust, estate, unincorporated organization, Governmental Authority or other legal entity.

"Profits". Shall mean, with respect to any fiscal period of the Company, the net profits of the Company for such period for federal income tax purposes including, as appropriate, each item of income, loss, deduction or credit entering into such determination, as determined by the regular accountants of the Company and including income exempt from tax as described in Section 705(a)(1)(B) of the Code.

"**Regulations**". Shall mean the Treasury Regulations promulgated under the Code as such regulations may be amended from time to time (including the corresponding provisions of succeeding regulations).

"**Representative**". Shall mean: (a) with respect to a deceased Member, the duly qualified executor or administrator for the estate of such Member; and (b) with respect to a disabled Member, the guardian, custodian, attorney-in-fact, committee appointed to act on his or her behalf by a court of competent jurisdiction, or such other legal representative who has been duly qualified or appointed to act on behalf of such Member.

"**Requisite Consent**". Shall mean the affirmative written vote or written consent of Members holding in excess of eighty-five percent (85%) of the Company's aggregate vested and issued Percentage Interests, regardless of the class of such Interest, according to *Schedule A* attached hereto, excluding the Percentage Interest held by those Members, if any, then suffering from a state of Incapacitation.

"**Sale of the Company**". Shall mean: (i) the sale, transfer or other disposition of all or substantially all of the assets of the Company; (ii) the merger or consolidation of the Company with any other Person (other than a wholly-owned subsidiary of the Company) unless the Members of the Company of record immediately prior to such transaction will immediately after such transaction hold at least fifty percent (50%) of the voting power of the surviving entity; or (iii) the acquisition in one or more transactions of any voting securities of the Company by any "Person" (as the term person is used for purposes of Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), but excluding any Person that immediately prior to such transaction has Beneficial Ownership of thirty percent (30%) or more of the then outstanding voting securities of the Company), immediately after which such Person has "Beneficial Ownership" (within the meaning of Rule 13d-3 promulgated under the 1934 Act) of fifty percent (50%) or more of the then outstanding voting securities of the Company.

"**Transfer**". Shall mean the mortgage, pledge, hypothecation, transfer, sale, assignment, gift or other disposition, in whole or in part, of an Interest, whether voluntarily, by operation of law or otherwise. Any transfer which results in a Sale of the Company (which, for the purposes of this definition, shall refer to any Member who is an entity) or a transfer of fifty (50%) percent or more of the issued and outstanding capital stock or other beneficial interests of a Member, (which, for the purposes of this definition, shall refer to any Member who is an entity), however accomplished, whether in a single transaction or in a series of related or unrelated transactions, directly or indirectly, also shall be deemed to be a "Transfer".

I.2. *Captions.* The captions, table of contents and lists of definitions used in this Agreement are inserted for convenience and identification only and are in no way intended to define or limit the scope, extent or intent of this Agreement or any of the provisions hereof.

I.3. *Construction.* Unless the context otherwise requires, the terms defined in Section 1.1 and otherwise in this Agreement shall have the meanings herein specified for all purposes of this Agreement, applicable to both the singular and plural forms of any of the terms defined herein. When a reference is made in this Agreement to Sections or Articles, such reference shall be to a Section or Article of this Agreement unless otherwise indicated. Whenever the words "**include**", "**includes**" or "**including**" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The use of the neuter gender herein shall be deemed to include the masculine and feminine genders wherever necessary or appropriate, the use of the masculine gender shall be deemed to include the neuter and feminine genders and the use of the feminine gender shall be deemed to include the neuter and masculine genders where necessary or appropriate. The use of the words **"herein**," **"hereof,"** or **"hereunder"** shall refer to this Agreement as a whole, unless the context clearly requires otherwise. As the parties have negotiated this Agreement in good faith, the rule of construction to the effect that this Agreement should be construed against the party who drafted same, is hereby waived by all Members.

II.

THE COMPANY AND ITS BUSINESS

II.1.*Formation of Company.* The Company was formed as a limited liability company on or about July 24, 2017 pursuant to the provisions of the Act. The rights and liabilities of the Members, the management of the affairs of the Company, and the conduct of its business shall be as herein provided, subject to the provisions of the Act.

II.2.*Name.* The name of the Company is Gage & Tollner Hospitality LLC, doing business as Gage & Tollner. The business of the Company may be conducted under any other name(s) designated by the Managing Member from time to time.

II.3.*Term of Company.* The term of the Company commenced upon the filing of the Articles in the Office of the Secretary of State of the State of New York in accordance with the Act, and shall continue in perpetuity, unless sooner terminated in accordance with this Agreement or as provided by law.

II.4.*Purposes of Company.* The purposes of the Company are: (i) to own, operate and manage a restaurant (the **"Restaurant"**); (ii) to engage in any lawful act or activity for which limited liability companies may be formed pursuant to the Act; (iii) to do all things necessary or useful in connection with the foregoing; and (iv) to do every other act or acts incidental to, or arising from, or connected with, any of the foregoing.

II.5.*Principal Place of Business and Registered Agent.* The principal business office of the Company shall be located at 132 Coffey Street, Brooklyn, NY 11231, or at such location as may hereafter be determined by the Managing Member. The registered agent of the Company for service of process shall be as set forth in the Articles, or as may be otherwise determined by the Managing Member. The principal business office, the registered office, and the registered agent of the Company may be changed by the Managing Member from time to time in accordance with the then applicable provisions of relevant law.

II.6.*Filings.*

(a)   The Managing Member has filed the Articles in accordance with the terms of the Act.

(b)   The Managing Member is authorized to execute, file and publish, or cause to be filed and published, with the proper authorities in each jurisdiction where the Company conducts business, such certificates or documents as may be necessary or advisable in connection with the conduct of the business in its name and/or pursuant to a fictitious name or similar statute.

(c)   The Members shall, from time to time, execute, acknowledge, verify, file, record and publish all such applications, certificates and other documents, and do or cause to be done all such other acts as the Managing Member may deem necessary or appropriate to comply with the requirements of law for the formation, qualification and operation of the Company as a limited liability company in all jurisdictions in which the Company shall desire to conduct business.

II.7.*Names, Addresses, Capital Contributions, Membership Units, and Percentage Interest of Members.* The names, addresses, Capital Contributions, Membership Units, and Percentage Interests of each Member are set forth on **_Schedule A_** attached hereto, which is maintained at the office of the Managing Member. If necessary, **_Schedule A_** shall from time to time be amended by the Managing Member without the necessity of any further action by or approval from the Members to reflect any changes to the information set forth therein, and in such event, updated copies thereof shall be promptly sent to all Members in physical or digital form.

II.8. *Grounds for Removing Members.*

(a)   *Scope of this Section.* This Section 2.8 shall apply only to the removal of Members of the Company who do also not serve as Managing Members.

(b)   *Voluntary Withdrawal.* Provided that the Company consists of two or more Members according to **_Schedule A_** attached hereto, the voluntary withdrawal of a Member shall have no effect upon the operation or continuance of the Company. All Members who choose to withdraw from the Company shall exercise their dissociation from the Company in good faith, and shall take reasonable steps to minimize any present or future harm to the remaining Members that is caused or is likely to be caused by their withdrawal. Upon the voluntary withdrawal of a Member, the withdrawn Member shall have no Interest in the Company of any kind, and shall possess no rights, privileges, or responsibilities with respect to the Company. Although the provisions of this Section 2.8(b) are intended to be self-operative, each Member who voluntarily withdraws agrees to execute and deliver to the Managing Member such documents as the Managing Member may reasonably request in order to confirm such withdrawal and the termination of its Interest in the Company.

(c)   *Automatic Involuntary Removal.* The involuntary withdrawal of a Member as governed herein shall have no effect upon the continuance of the Company. A Member who is removed involuntarily pursuant to this Section 2.8(c) shall automatically forfeit all Interest in the Company, with all associated rights and privileges, to the Company at no cost to the Company, and shall receive no consideration therefor. Although the provisions of this Section 2.8(c) are intended to be self-operative, each Member who is involuntarily removed as a Member agrees to execute and deliver to the Managing Member such documents as the Managing Member may reasonably request in order to confirm such removal and the termination of its Interest in the Company. Subject to the terms of this Agreement, a Member shall be automatically and involuntarily removed by the Company upon the occurrence of any of the following events or actions on the part of the Member in question:

(i) having inflicted, intentionally, recklessly, or through gross negligence, wrongful and substantial damage to property of the Company or its parents, subsidiaries, or other Affiliates;

(ii) commission of, or a plea of guilty or nolo contendere to, a felony or crime of moral turpitude in direct or indirect connection with the Company or its business;

(iii) engaging in fraud, misappropriation, or embezzlement in connection with the business, property, assets, operations or affairs of the Company;

(iv) in accordance with Section 5.8 hereof, "Liquor Licenses".

(d) *Involuntary Removal Upon Motion.* Members may also be involuntarily removed from the Company upon written motion, subject to the provisions in this Section 2.8(d). The removal upon motion of a Member as governed herein shall have no effect upon the continuance of the Company. A Member who is removed upon motion pursuant to this Section 2.8(d) shall automatically forfeit all Interest in the Company, with all associated rights and privileges, to the Company at no cost to the Company, and shall receive no consideration in exchange therefor. Notwithstanding anything to the contrary contained herein, Members shall be involuntarily removed from the Company upon the execution of a written motion by at least a majority in number of remaining Members (which majority must include the Managing Member), excluding the Member at issue, within six (6) months of the occurrence of any of the following events or actions on the part of the Member in question:

(i) having engaged in wrongful conduct which adversely and materially affected the Company's business and/or professional reputation, which conduct is either incapable of remedy or, being capable of remedy, is not remedied within thirty (30) days after the sending of a written notice to the Member in question by the Company specifying the breach;

(ii) knowingly and persistently committing a material breach of the terms of this Agreement or of another duty owed to the Company or to its Members, which breach is either incapable of remedy or, being capable of remedy, is not remedied within thirty (30) days after the sending of a written notice to the Member in question by the Company specifying the breach; or

(iii) having otherwise engaged in egregious conduct relating to the Company's business that renders it reasonably impracticable or unreasonably difficult, in the reasonable opinion of a majority in number of remaining Members, to carry on the Company's business with the Member in question, which conduct is either incapable of remedy or, being capable of remedy, is not remedied within thirty (30) days after the sending of a written notice to the Member in question by the Company specifying the breach.

(e) *Right to Seek Damages from Removed Member.* The remaining Members shall have the right to seek damages from a removed Member, to the extent that such damages can be proven, where such removal resulted from a malicious or criminal act by the removed Member, or in the event that the removed Member breached a fiduciary duty to the Company, otherwise breached this Agreement, or committed an act which did or reasonably could have brought harm or disrepute to the Company or its reputation.

(f) *Liability of Removed Member.* A Member who voluntarily or involuntarily withdraws from the Company shall bear liability only for those obligations incurred during its time as a Member. Upon the removal of a Member for any reason, the Company shall prepare, file, serve, and publish all notices required by law to protect the removed Member from liability for future Company obligations.

II.9.*Insurance.* The Company shall maintain all insurance policies required to be maintained by it pursuant to any contract to which it is a party or as may be required by applicable law (the "**Insurance Policies**"), the reasonable costs of which shall be considered to be an expense of the Company. All Insurance Policies are currently in effect, and the Company has paid all premiums due and payable thereon. There is no claim by the Company pending under any Insurance Policy as to which coverage has been questioned, denied or disputed by the underwriters of such policies. The current and historical limits of liability under the Insurance Policies have not been exhausted and are not impaired. There is no threatened termination of, or premium increase with respect to, any Insurance Policy, or any notice that such policies or bonds are no longer in full force and effect or that the issuer thereof is no longer willing or able to perform its obligations thereunder. Nothing has been done or omitted to be done by the Company that would make any Insurance Policy void or voidable or which would entitle the applicable insurer to cancel any Insurance Policy or refuse or materially reduce a claim thereunder or materially increase the premiums payable thereunder.

III.

COMPANY INTERESTS AND CAPITALIZATION

III.1.*Capital Contributions.* Members have made, or shall make, Capital Contributions in accordance with the amounts specified by *Schedule A*, attached hereto. Except as provided on *Schedule A,* no Member shall be required to make additional Capital Contributions to the Company.

III.2.*Additional Capital Contributions.* If the Managing Member reasonably determines that the Company requires additional funds (the "**Additional Funds**"), the Managing Member may, subject in each case to the terms of this Agreement: (x) permit one or more Members to personally loan the necessary funds to the Company; (y) reasonably attempt, on behalf of the Company, to obtain a commercial loan from traditional third party lenders; or (z) from time to time request in writing that existing Members contribute Additional Funds in accordance with this Section 3.2 (a "**Capital Request**") *provided, however,* that no Member shall be obligated to make any additional Capital Contributions to the Company. In the event that the Managing Member decides to make a Capital Request of the Members, Managing Member shall promptly send a written notification to each Member that does not also serve as a Managing Member (the "**Additional Funds Notice**") of such requirement, which Additional Funds Notice shall describe in reasonable detail: (i) the amount of Additional Funds being requested; (ii) the purpose(s) for which the Additional Funds are required, and (iii) the date on which such Additional Funds are due, which date shall not be earlier than fourteen (14) days after the date of the Additional Funds Notice (such date the "**Capital Due Date**"). Each non-Managing Member may, but need not, contribute its *pro rata* portion of the Additional Funds (based on the Members' respective Percentage Interests at such time) on or before the Capital Due Date. If one or more non-Managing Members declines or otherwise fails to contribute their *pro rata* portion of the Additional Funds by the Capital Due Date (each, a "**Declining Member**"), the Managing Member may take commercially reasonable steps to raise the remaining Additional Funds, first from Members who have notified the Managing Member that they were interested in contributing more than their *pro rata* portion of the Additional Funds, and then from outside Persons. Unless otherwise resolved in writing by the Managing Member, the Percentage Interests and Capital Accounts of each Declining Member shall be equitably adjusted by the Managing Member to reflect the additional Capital Contributions so made by new or existing Members. If all non-Managing Members elect to and do contribute their respective pro rata portion of the Additional Funds described in the Additional Funds Notice, no adjustment of Percentage Interests or Capital Accounts shall be made. No Declining Member shall incur any personal liability in connection with any refusal or failure to contribute all or some funds towards the Additional Funds.

III.3. *No Withdrawal of Capital Contributions.* Except upon: (a) the dissolution and liquidation of the Company; or (b) upon the written consent of the Managing Member in its sole discretion, no Member shall have the right to withdraw, reduce or demand the return of its Capital Contributions, or any part thereof, or any Distribution thereon, or to receive property other than cash in connection with a Distribution or return of capital as provided herein.

III.4.*Return of Capital Contributions.* Except: (a) as set forth in Section 4.2, herein; (b) upon the dissolution and liquidation of the Company; or (c) as may otherwise be provided herein, there is no agreement contemplating, nor time set for, the return of any Capital Contributions of any Member. To the extent funds are available therefor, the Managing Member shall return such capital: (i) out of Available Cash, after reserving sufficient funds for payment of debts, working capital, contingencies, replacements and withdrawals of capital, if any, and to the extent of available funds; and (ii) at the dissolution and termination of the Company, as hereinafter set forth. No Member or former Member, nor any of their respective Affiliates, officers, members, partners, directors, shareholders, employees or agents shall be personally liable for the return or repayment of any Capital Contribution.

III.5.*No Obligation to Restore Negative Balances in Capital Accounts.* No Member shall have an obligation, at any time during the term of the Company or upon its liquidation, to pay to the Company or any other Member or third party an amount equal to the negative balance in such Member's Capital Account.

III.6.*Liability of Members.* Except as otherwise provided by applicable law, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company; neither the Members nor the Managing Member, any former Member, nor any of their respective Affiliates, officers, members, partners, directors, shareholders, employees or agents shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being or having been a Member, acting as a Managing Member, or being a Person affiliated with either of them. Unless otherwise

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required by law, neither the Managing Member nor the Members shall have any personal liability whatsoever for any obligations or liabilities of the Company, or for any breach of duty of a Managing Member or Officer of the Company, and the failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business and affairs under this Agreement shall not be grounds for imposing personal liability on the Managing Member, any Member, or any Officer of the Company.

III.7. *Authorized Classes of Interests*.

(a)   *Classes of Interests:* As of the Effective Date, all Membership Units shall be a part of the same class of Interest.

(b)   *Creating New Classes of Interest*. Subject to Section 5.4, the Managing Member is authorized to create one or more additional classes of Interests upon such terms and conditions as the Managing Member may determine in their sole discretion, the terms and conditions of which may include, without limitation, matters relating to: (a) the allocation of Profits or Losses to each such class or series; (b) the right of each such class or series to share in Distributions; (c) the rights of each such class or series upon dissolution and liquidation of the Company; (d) the price at which, and the terms and conditions upon which, each such class or series of Interests may be redeemed by the Company, if any such class or series is so redeemable; (e) the rate at which, and the terms and conditions upon which, each such class or series may be converted into another class or series of Interests; and (f) the right of each such class or series to vote on, or take action with respect to, Company matters, including matters relating to the relative rights, preferences and privileges of such class or series, to the extent permitted by applicable law, if any such class or series is granted such voting rights.

III.8. *Crowdfunding Acknowledgement*. Each Member hereby agrees and acknowledges that the Company is in the process of pursuing funding, or has already obtained funding, through and from Wefunder, an online crowdfunding platform ("**Wefunder**"). The Company anticipates accepting or has already accepted up to Six Hundred Thousand Dollars ($600,000.00) of funding (the "**Wefunder Loan**") through Wefunder pursuant to the terms of a separate agreement between the Company and Wefunder (the "**Wefunder Agreement**"). The Company shall spend the amount of the Wefunder Loan in the reasonable discretion of the Managing Member in order to improve, develop, renovate, manage, and open the Restaurant. The Company shall repay the amount of the Wefunder Loan as follows (it being understood that the following metrics assume that the maximum Six Hundred Thousand Dollars ($600,000.00) amount has been raised and collected by the Company from and through Wefunder): (i) four percent (4%) of the Gross Revenues of the Company shall be paid to Wefunder until an amount equal to Six Hundred Thousand Dollars ($600,000.00) has been paid to Wefunder; and (ii) thereafter, four percent (4%) of the Gross Revenues of the Company shall be paid to Wefunder until an amount equal Two Hundred and Fifty Thousand Dollars ($250,000.00) has been paid to Wefunder. For the avoidance of doubt, assuming that the maximum Six Hundred Thousand Dollar ($600,000.00) amount is raised and collected by the Company by and through Wefunder, the Company will pay Wefunder a total of Eight Hundred and Fifty Thousand Dollars ($850,000.00) in consideration of the Wefunder Loan, subject to the terms and conditions of the Wefunder Agreement. The foregoing payment metrics shall be adjusted proportionately in the event that less than Six Hundred Thousand Dollars ($600,000.00) is raised by and through

Wefunder, subject to the terms and conditions of the Wefunder Agreement. Each Member hereby agrees and acknowledges that, prior to becoming a Member of the Company, it and any of its legal, tax, and financial advisors have been given access to, and an opportunity to review and ask questions about, the Wefunder Agreement, and fully understand and acknowledge the terms and risks associated therewith.

III.9. ***Member Acknowledgment; No Registration.*** Each Member hereby acknowledges that their Membership Units have not been registered pursuant to the Securities Act of 1933, as amended (the "**1933 Act**") or any state or other securities laws. Each Member acknowledges that he, she, or it has acquired his, her, or its Membership Units for his, her or its own account for investment purposes only, and not with a view to or for public distribution within the meaning of the 1933 Act. Membership Units may not be offered, sold, or otherwise transferred in the absence of (i) an effective registration under the 1933 Act and applicable State securities laws, or (ii) an opinion of counsel satisfactory to the Company to the effect that such registration is not required under the 1933 Act and such laws.


IV.

**CAPITAL ACCOUNTS; ALLOCATIONS OF
PROFITS, LOSSES AND DISTRIBUTIONS**


IV.1. ***Capital Accounts.***

(a) The Company shall maintain a separate capital account ("**Capital Account**") for each Member and its legal representatives, successors and permitted assigns.

(b) The Capital Account of each Member shall be maintained in accordance with Section 1.704-1(b) of the Regulations and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Managing Member determines that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with Regulation Section 1.704-1(b), the Managing Member may make such modifications. Notwithstanding anything to the contrary herein, the Members intend that Company Distributions be made as provided in Section 4.2. The Managing Member may modify the manner in which allocations are made pursuant to this Article IV to reflect Company Distributions to be made as provided in Section 4.2. In addition, with respect to the Profits or Losses for the Fiscal Year in which the Company is completely liquidated, the Managing Member shall, to the extent reasonably feasible, allocate such Profits or Losses (including any of the component items thereof) in an effort to adjust the respective Capital Accounts of the Members so as to reflect as closely as reasonably practicable the amount of the final liquidating Distributions to be made to the Members pursuant to Section 9.1(b).

(c) The Capital Account of each Member shall consist of the amount of cash and the Fair Market Value of any property or other assets, if any, contributed by such

Member to the Company (net of liabilities securing such contributed property assumed by the Company or subject to which the Company takes the contributed property) <u>increased</u> by allocations of Profits pursuant to <u>Section 4.3</u> hereof and <u>decreased</u> by allocations of Losses pursuant to <u>Section 4.3</u> hereof, and <u>decreased</u> by Distributions and withdrawals of cash and property (to the extent of the Fair Market Value thereof, net of liabilities securing such property assumed by the Member or subject to which the Member takes the property).

(d) In the event the Gross Asset Value of an asset of the Company is adjusted pursuant to <u>Section 4.1(e)</u> hereof, the Capital Accounts of all Members shall be adjusted simultaneously to reflect the allocation of gain or loss that would be recognized by the Company if it disposed of such asset in an amount equal to the Gross Asset Value. For purposes of this Agreement, **"Gross Asset Value"** means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, as adjusted from time to time pursuant to <u>Section 4.1(e)</u>.

(e) The Gross Asset Value of all Company assets shall be adjusted to equal their respective gross Fair Market Values as of the following dates: (i) immediately before the payment by the Company to a Member of money or other property (other than a *de minimis* amount) as consideration for an Interest in the Company, unless all Members receive simultaneous payments of undivided interests in the distributed assets in proportion to their Percentage Interests; and (ii) immediately before the liquidation of the Company within the meaning of Regulation Section 1.704-1(b)(2)(ii)(g); and (iii) in connection with an election under Section 734(b) or 743(b) of the Code, but only as provided in Regulations Section 1.704-1(b)(2)(iv)(m).

(f) In the sole discretion of the Managing Member, unless otherwise expressly stated herein, in the event of a Transfer, withdrawal, or redemption of an Interest or any portion thereof in accordance with the terms of this Agreement, whether or not the purchaser, assignee or successor-in-interest is then a Member, the person or entity so acquiring such Interest or any portion thereof shall acquire the Capital Account or portion thereof of the Member formerly owning such Interest, adjusted for Distributions made pursuant to <u>Section 4.2</u> hereof and allocations of Profits and Losses made pursuant to <u>Section 4.3</u> hereof. The cost of computing such adjustment shall be borne by the Member disposing of such Interest.

IV.2.*Distributions.*

(a) *Distributions.* Distributions to Members out of the Company's Available Cash shall be made quarterly, or more frequently in the reasonable discretion of the Managing Member, as follows:

(i) First, one hundred percent (100%) of the Company's Available Cash shall be distributed to those Members who have made Capital Contributions to the Company on a *pro rata* basis according to the respective amounts of their Capital Contributions, according to **<u>Schedule A</u>** hereto, until each such Member has received aggregate Distributions equal to one hundred percent (100%) of its initial Capital Contribution; then

(ii)   Once the condition described above in Section 4.2(a)(i) has been satisfied, one hundred percent (100%) of the Company's Available Cash shall be distributed to all Members *pro rata* based on Members' respective vested and issued Percentage Interests, according to ***Schedule A*** attached hereto.

(b)   *Minimum Tax Distribution.* If required to cover Members' tax payments, the Managing Member shall cause the Company to make Distributions of Available Cash to each Member in an amount equal to the product of: (i) the amount of cumulative Profits allocated to such Member for all Fiscal Years and (ii) a percentage equal to the maximum blended rate applicable to ordinary income for an individual resident in New York, NY (making appropriate reduction in the federal tax rate to take into account the deductibility of state and local taxes). The amount to be distributed to each such Member pursuant to this Section 4.2(b) will be reduced by all prior Distributions made to such Member pursuant to Article IV with respect to the Fiscal Year in question. Distributions made pursuant to this Section 4.2(b) (if any) shall be deemed to have been distributed pursuant to Section 4.2(a)(i). To the extent that Distributions made pursuant to this Section 4.2(b) cause cumulative Distributions to such Member to exceed total Distributions to which such Member is entitled pursuant to Section 4.2(a), then future Distributions shall be made to the Members as quickly as possible in such proportions as necessary for cumulative Distributions to be made in accordance with Section 4.2(a).

(c)   *Amount and Timing of Distributions.* Subject to the provisions of this Agreement, the Managing Member may make Distributions at its reasonable discretion. Only Members with issued and vested Percentage Interest shall receive Distributions hereunder. To the extent that the Company has authorized but not yet issued Percentage Interest, Distributions shall be made to only those Members holding issued and vested Percentage Interest, and in such case, Distributions shall be made to Members *pro rata* based on each Member's proportional ownership of issued and vested Percentage Interest. Unless otherwise expressly indicated herein, all Membership Units issued by Members shall be vested. Additionally, notwithstanding anything to the contrary contained herein, no Distribution shall be declared or made if: (i) the Company is not current in the payment of outstanding debts and obligations; (ii) after giving effect to the Distribution in question, the Company would be unable to pay its debts as such debts become due in the usual course of the Company's business; (iii) after giving effect to the Distribution in question, the Company's total assets would be less than the sum of its total liabilities; or (iv) such Distribution is otherwise prohibited by the Act.

(d)   *Incorrect Distributions.* To the extent Distributions pursuant to this Section 4.2 were incorrectly made, as determined by the financial statements of the Company, all recipients of excess Distributions shall promptly repay all incorrect or unlawful Distributions received by the Company back to the Company, and the Company shall have the right to set off any current or future sums owing to such recipients against any such incorrectly paid amount in excess of the amount owed to such recipients under this Agreement.

IV.3. *Profits and Losses.*

(a)   *Generally.* The Profits and Losses of the Company shall be determined for each Fiscal Year in accordance with the accounting method followed by the Company for federal income tax purposes as reasonably determined by the Managing Member, which shall initially be an "accrual basis". Except as otherwise provided herein, whenever a proportionate part of the Profit or Loss is credited or charged to a Member's Capital Account, every item of income, gain, loss, deduction or credit entering into the computation of such Profit or Loss shall be considered either credited or charged, as the case may be, in accordance with this Agreement, and every item of credit or tax preference related to such Profit or Loss and applicable to the period during which such Profit or Loss was realized shall be allocated to such Member in accordance with this Agreement. These Profits and Losses may be adjusted from time to time, and, for this purpose, at the end of the month (the "**Effective Accounting Date**") that includes the date on which occurs the admission of a new member into the Company or a valid transfer of all or part of a Member's Interest, the books of the Company shall be closed in accordance with Section 706(d) of the Code, and consistent therewith: (x) items of income, deduction, gain, loss and/or credit of the Company that are recognized prior to the Effective Accounting Date shall be allocated among those persons or entities who were Members in the Company prior to the Effective Accounting Date in accordance with their respective Percentage Interests in the Company prior to the Effective Date; and (y) items of income, deduction, gain, loss and/or credit of the Company that are recognized after the Effective Accounting Date shall be allocated among the persons or entities who were Members after the Effective Accounting Date in accordance with their respective Percentage Interests in the Company after the Effective Accounting Date.

(b)   Subject to the other applicable provisions hereof, including without limitation, Sections 3.3 and 4.3(c), and after making the allocations of items of income, gain, loss or deduction required under those provisions, and after crediting or debiting each Member's Capital Account balance by the Capital Contributions and Distributions made by or to such Member during the Fiscal Year, the Company's Profits or Losses (and, to the extent necessary, individual items of income, gain, loss or deduction comprising such Profits or Losses) for such Fiscal Year (or other adjustments to a Member's Capital Account required under this Agreement), shall be allocated among the Members in such a manner such that the Capital Account of each Member, immediately after making such allocation, is, as nearly as possible, equal (proportionately) to (a) the Distributions that would be made to such Member pursuant to Section 9.1(b) if the Company was dissolved, its affairs wound up and its assets sold for cash equal to their Gross Asset Value, all Company liabilities were satisfied (limited with respect to each nonrecourse liability, to the Gross Asset Value of the assets securing such liability), and the net assets of the Company were distributed in accordance with Section 9.1(b) to the members immediately after making such allocation, minus (b) such Member's share of any Partnership Minimum Gain (within the meaning of Treasury Regulations §1.704-2(d)) and Partner Nonrecourse Debt Minimum Gain (within the meaning of Treasury Regulations §1.704-2(i)(2)), computed immediately prior to the hypothetical sale of assets.

(c)   *Special Allocation Provisions.* Notwithstanding anything to the contrary herein, any special allocations required to be made pursuant to the Regulations promulgated under Section 704 of the Code, including those related to minimum gain chargebacks and qualified income offsets, which qualified income offset rules of section 1.704-1(b)(2)(ii)(d) of the Regulations are hereby incorporated by reference, shall be made prior to the allocations set forth above in this Section 4.3 and in the order of priority set forth in the Regulations. It is the intent of the Members that, to the maximum extent possible, all regulatory allocations will be offset either by other regulatory allocations or special allocations of other items of Company income, gain, loss or deduction such that, after all such regulatory allocations are made, each Member's Capital Account balance is, to the maximum extent possible, equal to the Capital Account balance that such Member would have had if the regulatory allocations were not contained in this Agreement, and all allocations were made pursuant to Section 4.3(b) hereof.


V.

MANAGEMENT


V.1.*Managing Member.* Except as may be expressly limited by the provisions of this Agreement and by the Act, the Company shall be a "manager-managed" limited liability company such as the term is defined in the Act, and the Managing Member shall have the full, exclusive and absolute right, power and authority to manage and control the everyday and other business of the Company and the property, assets, affairs and business thereof. Except as may otherwise be expressly provided in this Agreement, no Member (as Members) other than the Managing Member shall take part in, or interfere in any manner with, the management, conduct or control of the Company's business, and shall have no right or authority to act for or bind the Company in any manner whatsoever. Except as so expressly limited, the Managing Member shall have all of the rights, powers and authority conferred upon a manager of a limited liability company by applicable law or under the provisions of this Agreement.

V.2.*Role and Tenure.*

(a)   *Appointment.* The Managing Member of the Company shall be Coffey Street Players LLC, a New York limited liability company. The Managing Member and its principals shall operate in accordance with its own operating agreement, and its principals shall devote such time and attention to the Company as they deem necessary to be reasonably required for the effective conduct and management of the business and affairs of the Company. Subject to the provisions of this Agreement, the principals of the Managing Member may have business interests other than those in the Company and may engage in other commercial activities in addition to those relating to the Company. Neither the Company nor any Member will incur any liability due to any outside activities engaged in by a Member.

(b)   *Fees.* The Managing Member shall be eligible to receive, as compensation for its services as Managing Member of the Company as provided herein or in other related agreements between the Managing Member and the Company, guaranteed payments (each, a "**Management Fee**" and collectively, the "**Management Fees**"), payable at such times as may be reasonably determined by the Managing Member, equal to six percent (6%) of the total Gross Revenue of the Company.

(c)   *Reserve.* Subject to the above provisions, the Managing Member shall receive Management Fees at such times as it deems to be reasonably appropriate, *provided, however,* that the Company shall not pay any Management Fees under this Section 5.2 if the Company does not reasonable cash reserves determined by the Managing Member in light of the financial condition of the Company. If at any time the Company possesses insufficient cash reserves under this Section, the payment of Management Fees hereunder shall be deferred until such point that the Company has sufficient cash reserves under this Section.

(d)   *Tenure.* Subject to the provisions contained herein, the Managing Member shall hold office until its resignation, dissolution, death, or Incapacitation. Upon the resignation, dissolution, death, or Incapacitation of the Managing Member, the Company shall to elect a replacement Managing Member upon Requisite Consent at a meeting of Members duly organized under this Agreement.

(e)   *Officers.* The Managing Member may appoint, from time to time, one or more individuals to execute agreements, provide services, or to otherwise assist the Company in the name and on behalf of the Company, (each, an "**Officer**"), consistent with the powers and authority of the Managing Member and in accordance with the terms and conditions of any agreement subsequently made between the Managing Member and such Officer, and Managing Member may assign titles to such Officers as the Members may, from time to time, deem necessary or advisable. One person may hold more than one position and title. No Officer shall be considered a Member of the Company under this Agreement solely by virtue of such title. Each Officer shall have only such authority and responsibility as is clearly delegated in writing by the Managing Member from time to time. Any appointment or delegation pursuant to this Section may be revoked by the Managing Member at any time, and the Managing Member may create or eliminate offices in its sole and reasonable discretion, and may otherwise establish, increase, reduce, or otherwise modify the responsibilities of any Officers of the Company unless otherwise stated in a separate agreement between the Managing Member and the Officer.

V.3.***Rights and Powers of the Managing Member.*** Except as expressly limited by the provisions of this Agreement or the Act, the powers of the Managing Member shall include the power to delegate to others any duty or obligation imposed on them under this Agreement or in another duly executed Agreement between the Company and the Managing Member, as well as the exclusive power and authority to manage the business and affairs of the Company as provided in this Agreement. Except as otherwise provided herein, the Managing Member shall be entitled, without a meeting or the consent of other Members, to make all day-to-day decisions on behalf of the Company in the ordinary course of business.

V.4.***Limitations on Authority of the Managing Member.***

(a)   Notwithstanding anything in this Agreement to the contrary, each of the following actions (each, a "**Major Decision**") shall be taken or permitted by the Company only upon Requisite Consent in each instance:

(i)   To undertake a Sale of the Company, as defined herein;

(ii)   To dissolve the Company;

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(iii)   To permanently close the Company's business;

(iv)   To change the principal location of the Company's business or to otherwise effect a transfer, sale, assignment, surrender or other disposition of one or more of the lease or leases (or other rights or licenses to use or occupy) controlled or owned by the Company;

(v)   Any commencement of litigation or other proceedings in the name of the Company;

(vi)   Any settlement of litigation or proceedings to which the Company is a party pursuant to which the Company admits fault, or pays any monetary amount in settlement thereof, or grants or gives up any material right, claim or property interest; and

(vii)   To agree, or cause the Company to agree, to do any of the foregoing.

(b)   If the Managing Member requests in writing that another Member (the "**Responding Member**") consent to a Major Decision, consent shall be deemed to have been given by the Responding Member if the Managing Member receives no response from the Responding Member within thirty (30) days after the Responding Member's receipt of the Managing Member's written request.

SECTION 5.5 *Manner of Acting.* Except as may be expressly provided herein, all Company documents, including but not limited to all leases, deeds, agreements and mortgages, may be made, executed and delivered on behalf of the Company by the Managing Member. All Company documents made, executed and delivered pursuant to this Section 5.5 will be valid and binding on the Company and on all other Persons, and all Persons may rely on such execution without inquiring into any such authority.

SECTION 5.6 *Company Expenses.* Unless otherwise provided in this Agreement or other valid and enforceable contracts, Company shall pay all of its own operating, overhead and administrative expenses of every kind, and the Managing Member shall be reimbursed for reasonable out-of-pocket expenses incurred in the performance of its duties as a Managing Member, subject to this Agreement and pursuant to such policies as from time to time may be established by the Company.

SECTION 5.7 *Indemnification.*

(a)   Except as expressly prohibited by law, the Company shall indemnify, defend and hold harmless each Member and its beneficiaries and each Managing Member and officer (each an "**Indemnified Party**") from and against any and all debts, losses, claims, damages, costs, demands, fines, judgments, contracts (implied and expressed, written and unwritten), penalties, obligations, payments, and liabilities of every type and nature (whether known or unknown, fixed or contingent), including without limitation those arising out of any lawsuit, action or proceeding brought by or on behalf of a third party (each a "**Claim**"), together with any reasonable costs and expenses (including, without limitation, reasonable attorneys' fees, out-of-pocket expenses and other reasonable costs and expenses incurred in investigating, preparing or defending any pending or threatened lawsuit, action or proceeding) incurred in connection with the foregoing suffered or sustained by such Indemnified Party by reason of any act, omission, or alleged act or omission by such Indemnified Party arising out of such Indemnified Party's activities taken primarily on behalf of the Company, or at the request or with the approval of the Company, or primarily in furtherance of the interests of the Company. Notwithstanding the

18

foregoing, indemnification shall not be available under this Section: (i) to any Member, Managing Member, or officer seeking indemnification who personally commits an act, omission, or alleged acts or omissions upon which an actual or threatened action, proceeding, or claim is based and which constitutes willful misconduct or recklessness; (ii) if the Indemnified Party fails to promptly notify the Members, Managing Member, and officers of the Company (collectively referred to as the "**Representatives**") of any Claim, or threat thereof, promptly after receiving notice thereof and within a reasonable time before a response to such Claim is required to be filed, or (iii) if requested by one of the Representatives, the Indemnified Party fails to permit the Company to take over the defense of such Claim with counsel of its choosing or to fully cooperate to the fullest extent possible with the Company and its designated counsel in the defense of such claim.

(b)   Indemnification under this Article shall continue as to a Person who has ceased to serve in the capacity that initially entitled such Person to indemnity hereunder. The rights granted pursuant to this Article shall be deemed contract rights, and no amendment, modification or repeal of this Article shall have the effect of limiting or denying any such rights with respect to actions taken or proceedings arising prior to any such amendment, modification or repeal.

(c)   The Managing Member shall have the power but not the obligation to purchase and maintain insurance in reasonable amounts on behalf of the Managing Member and each of the Officers, employees and agents of the Company against any liability incurred by them in their capacities as such, whether or not the Company has the power to indemnify them against such liability. Any indemnity payable under this Section 5.7 shall be offset by any insurance proceeds payable under such policies of insurance.

(d)   Notwithstanding anything contained herein to the contrary, any amount to which an Indemnified Party may be entitled under this Section 5.7 shall be paid only out of the assets of the Company and any insurance proceeds available to the Company for such purposes. No Member shall be personally liable for any amount payable by the Company pursuant to this Section 5.7, or to make any Capital Contribution, return any Distribution made to such Member by the Company, or restore any negative balance in such Member's Capital Account to enable the Company to make any such payment.

SECTION 5.8 *Liquor Licenses.*   The Members acknowledge that the sale of alcoholic beverages by the Company, and other related activities, will require the Company to obtain a license (and possibly other permits) (collectively, the "**License**") for such activities from the New York State Liquor Authority (the "**SLA**"). Each Member warrants and represents that the Member is aware of no reason that the Member's ownership of a Percentage Interest might preclude the Company from successfully obtaining and maintaining the License from the SLA. Each Member agrees, from and after the date of this Agreement, to timely provide, complete, execute and deliver any and all forms, disclosures and information that are required or requested by the SLA, including requests made after the Company's initial filings, and otherwise to cooperate, for the purpose of the Company's application for the issuance, renewal, or transfer of the License by the SLA, as determined by the Managing Member. If the SLA shall fail to approve the issuance, renewal, or transfer of the License to the Company by reason of the participation of a Member in the Company, after the Company has exhausted all reasonable appeals and re-hearing procedures and remedies available to the Company or the Company in good faith elects in its discretion to abandon its pursuit of the License, then such Member shall be involuntarily removed from the Company, and all Percentage Interest owned by such Member shall be redeemed in full by the Company at no cost or penalty to the Company.

VI.

FEES TO CERTAIN PERSONS

The Company shall be permitted to pay amounts owed to attorneys, accountants and other professionals, as well as other reasonable expenses relating to the operation of the Company.

VII.

BOOKS OF ACCOUNT; TAX ELECTIONS; INTELLECTUAL PROPERTY

VII.1.*Books of Account; Reporting.*

(a) *Books and Records.* At the sole expense of the Company, proper and complete books of account for the Company shall be kept and maintained, in accordance with generally accepted accounting principles consistently applied, by the Managing Member, who may reasonably employ or otherwise use the services of qualified agents to do so, which books and records shall include, but shall not be limited to, the following items required by the Act: (i) a current list of the full name and last known address of each Member; (ii) a copy of the Articles of Organization; (iii) copies of the Company's federal, state, and local tax returns, if any, for the three most recent years; (iv) copies of any financial statements of the Company for the three (3) most recent years; (v) copies of this Agreement and any amendment(s) thereto; and (vi) copies of records that would enable a Member to determine the Members' relative rights to Company distributions, if any, and the Members' relative voting rights, if any.

(b) *Access to Books and Records.* Upon written request and at least seven (7) days' advance notice: (a) each Member may obtain true and full information regarding the current state of the Company's business and financial condition; (b) a Member or the Member's designated representative may inspect and copy, during ordinary business hours and at the Member's expense, any of the records of the Company required to be maintained under Section 7.1(a); and (c) a Member may inspect, personally or through a representative and during ordinary business hours, other books and records of the Company as is just and reasonable. All information provided to a Member or a Member's representative under this Section 7.1(b) shall be maintained in strict confidence by the Member and may be used by the Member only for the protection of the Member's legitimate interests as a member of the Company. Notwithstanding anything to the contrary contained herein, the reasonable cost, if any, of furnishing any information requested by a Member in accordance herewith shall be borne exclusively by the requesting Member, provided that the Company remains in compliance with this Section 7.1 and with applicable law.

(c)   *Reports.* As soon as practicable after the end of each Fiscal Year and at the Company's sole expense, a general accounting shall be taken and made by the Managing Member, or by qualified agents thereof, covering the assets, liabilities and net worth of the Company, and its dealings, transactions and operations during such Fiscal Year, and all matters and things customarily included in such accounts. At the end of each Fiscal Year, as may be required by any agreement that binds the Company, or as may be required by any law, rule or regulation which binds the Company, the Managing Member shall prepare or cause to be prepared such financial statements as may be so required, which shall be made reviewable by all Members of the Company pursuant to this Section.

(d)   *Internal Audits.* Any Member may, at its option and at its own expense, conduct during reasonable business hours and upon reasonable written notice to the remaining Members, internal audits or reviews of the books, records and accounts of the Company. Audits and reviews may be on either a continuous or a periodic basis or both and may be conducted by employees of a Member, or of an Affiliate of a Member, or by independent auditors or accountants retained by the Member in question; *provided, however*, that a copy of the audit report prepared in connection with any such audit shall be provided to the Managing Member at no cost to the Company. If an audit is prepared at the Company's expense at the option of the Managing Member, a copy of the audit report prepared in connection therewith will be provided to the Members at no cost to the Members.

(e)   *Compliance of Members.* All Members shall be required to lawfully prepare and/or execute any additional documentation reasonably required in connection with the Company's regular business upon the reasonable request of the Managing Member and within a reasonable time. Whenever any Member is required to furnish information to, or be approved by, any governmental authority in connection with the regular business of the Company, and such Member fails to furnish such information within forty-five (45) days after receiving a written request from the Managing Member to do so, or fails or ceases to be so approved by the governing body, the Company shall have the right, but not the duty, to redeem, without restriction and regardless of any objection from the Member in question, such Member's Interest in the Company for a redemption price equal to the Fair Market Value of such Interest, payable by the Company to such Member in cash within one (1) year of the Company's redemption of such Interest.

VII.2. *Tax Elections.* The Tax Matters Partner, as defined below, may cause the Company to make a timely election permitted to be made for income tax purposes (including an election in accordance with Section 754 of the Code to adjust the basis of the Company property as described in Sections 734 and 743 of the Code).

VII.3. *Bank Accounts.* The Managing Member shall maintain one or more bank and/or money market accounts to safeguard and maintain the funds of the Company in a branch and at a bank to be determined in their discretion, and shall deposit funds of the Company into said accounts and in accordance with this Agreement.

VII.4. *Title to Company Assets.* Title to, and all right and interest in and to, the Company's assets are owned by and shall be acquired solely in the name of and held by the Company. No Member shall have any interest in any property or assets owned by the Company except for Percentage Interest and the rights associated therewith.

VII.5.*Intellectual Property.* Notwithstanding anything contained herein to the contrary, it is expressly understood that Coffey Street Players LLC shall own all trademarks, service marks, copyrights, patents, domain names, trade secrets, logos, processes, methods, databases and data collections, customer lists, menus, cooking methods, concepts, ideas, inventions, and any other proprietary, intellectual, or industrial property rights of any kind or nature now known or hereafter recognized in any jurisdiction worldwide which is related in any way or manner to business of the Company or its subsidiaries now or in the future (together, the **"Intellectual Property"**), whether created or written by a Member or Managing Member or agent thereof, alone or with others, during a period of association of the Company, and whether or not such Intellectual Property can be patented, copyrighted, or trademarked. The Members shall promptly disclose and relinquish all Intellectual Property created by them or their agents to the Company, and shall execute all documents reasonably requested by the Company for vesting in it the entire right, title, and interest to the Intellectual Property. As of the Effective Date, Coffey Street Players LLC shall grant the Company a perpetual and irrevocable license to use the Intellectual Property in connection with the ordinary business of the Company at no cost or penalty to the Company.

VII.6.*Tax Returns.* The Company shall prepare income tax returns for the Company and shall further cause such returns to be timely filed with the appropriate authorities pursuant to applicable law. The Members agree that the Company will be classified as a "partnership" for federal, state and local income tax purposes, and the Managing Member shall so instruct the Company's accountant(s) to make such election. Unless approved by the Managing Member, such election shall not be changed. The Managing Member will take such reasonable action as may be necessary or advisable, including the amendment of this Agreement, to cause or ensure that the Company shall be treated as a "partnership" for federal, state and local income tax purposes.

VII.7.*Tax Matters Partner.* The Members agree to perform all acts necessary under Section 6231 of the Code and the Regulations thereunder to designate Coffey Street Players LLC as the "tax matters partner" (**"TMP"**) of the Company, as such term is defined in Section 6231(a)(7) of the Code. Subject to this Agreement and to applicable law, the TMP shall have all of the authority, powers, and duties assigned to a TMP under Sections 6221-6232 of the Code, as amended from time to time, and under the Regulations promulgated thereunder. To the extent that the following obligations are required by law, the TMP shall be responsible for all administrative and judicial proceedings for the assessment and collection of tax deficiencies or the refund of tax overpayments arising out of a Member's distributive share of items of income, deduction, credit and/or of any other Company item (as the term is defined in the Code or in regulations issued by the Internal Revenue Service) allocated to the Members affecting any Member's tax liability. The TMP shall be entitled to reimbursement from the Company for any and all reasonable expenses incurred with respect to any administrative and/or judicial proceedings affecting the Company. The TMP may resign his, her or its position by giving thirty (30) days' written notice of such resignation to all Members, whereupon the Managing Member shall designate a new Tax Matters Member and shall promptly extend notice to all Members of such designation.

VIII.

TRANSFERS OF INTERESTS OF MEMBERS

VIII.1.*Transfers Generally Prohibited.* Except as otherwise expressly provided for in this Agreement or as otherwise provided in the Act, no Member shall Transfer or otherwise dispose of any of its, his or her rights, title or interest in or to the Interest now or hereafter owned, nor shall his or her heirs, personal representatives, successors, or assignees make any such sale or transfer of such Interest after the death of any Member except pursuant to the terms of this Agreement. Any attempted Transfer that does not comply with this Article VIII and has not been otherwise approved in writing by the Managing Member shall be null and void *ab initio* and of no force or effect whatsoever.

VIII.2.*Death, Dissolution, or Incapacitation of a Member.*

(a)   Upon the death, dissolution, or Incapacitation of any Member, the deceased or Incapacitated Member's Interest shall be automatically transferred to the estate of the deceased Member, or the dissolved Member's Interest shall pass to the shareholders and/or members of the dissolved Member based *pro rata* on the shareholders' or members' interest in the dissolved Member, as the case may be, notwithstanding any limitations on Transfer provided herein, *provided, however,* that any transfer hereunder is made in full compliance with any applicable federal and/or state laws governing the sale and issuance of securities. No voting right or management control shall pass with the deceased, dissolved, or Incapacitated Member's Interest, and such right and control shall instead be redeemed in full by the Company, while the voting rights of the remaining Members shall be adjusted *pro rata* in accordance with this Agreement. Upon becoming deceased, dissolved, or Incapacitated, such Member shall no longer serve as or be considered a Member of the Company under this Agreement, but shall not be deemed to have been involuntarily removed under the terms herein.

(b)   Notwithstanding the foregoing, upon the death, dissolution, or Incapacitation of a Member, the Company shall have the exclusive, non-assignable right, but not the obligation, upon written notice to the transferee of the deceased, dissolved, or Incapacitated Member according to this Section 8.2 given within one (1) year of the death, dissolution, or Incapacitation in question, to purchase all or part of the Percentage Interest owned by the deceased, Incapacitated, or Dissolved Member at the Equity Purchase Price, as defined herein, or at such other price as may be reasonably determined by the parties. Notwithstanding anything to the contrary, the closing of any intended transaction made pursuant to this Section 8.2(b) shall occur no later than sixty (60) days following the determination of the Equity Purchase Price.

VIII.3.*Permitted Transfers.* Any Member may transfer its Percentage Interest, without triggering any Right of First Refusal described herein and without requiring the consent or approval of the Managing Member or any other Member, but subject to the General Conditions on Permitted Transfers as provided in this Article VIII, as follows:

(a)   Provided that the Member in question is a natural person and not a legal entity, such Member may transfer or encumber all or any part of its Percentage Interest to a spouse, parent, sibling, child, or grandchild (each, a "**Family Member**") *provided, however,* that notice of such Transfer is given in writing to the Managing Member, and such notice contains the name, address, and contact information of the transferee;

(b)   Provided that the Member in question is a natural person and not a legal entity, such Member may transfer or encumber all or any part of its Percentage Interest to any trust established by such Member and/or Family Member primarily for the benefit of such Member and/or any Family Member(s) of such Member;

(c)   A Member may freely transfer or encumber all or any part of its Percentage Interest to an Entity which is owned, directly or indirectly, by such Member or which is owned, directly or indirectly, by an Entity which is also owned by such Member. Ownership for the purpose of this section shall mean all one hundred percent (100%) of the entity, provided that if, at any time such ownership is less than one hundred percent (100%), such change in ownership shall render such transfer a prohibited transfer hereunder;

(d)   Provided that the Member in question is a natural person and not a legal entity, such Member, in the case of such Member's Incapacitation, may freely transfer or encumber all or any part its Percentage Interest to a guardian or conservator of such Member;

(e)   Provided that the Member in question is a natural person and not a legal entity, in the case of such Member's death, the Percentage Interest owned by such Member may pass to such Member's executor, administrator, testamentary trustees, legatees, or beneficiaries in accordance with the terms of such Member's will, or in accordance with the laws of intestacy; and

(f)   Provided that the Member in question is a legal entity and not a natural person, upon the liquidation or dissolution of such Member, the Percentage Interest owned by such dissolved or liquidated Member shall pass to the shareholders, partners, or members of such Member based on the *pro rata* ownership of such Member by its shareholders, partners, or members at the time of the dissolution or liquidation in question.

VIII.4. *Sale by Members; Right of First Refusal.*

(a)   Subject to the conditions of this Article VIII, a Member may Transfer, voluntarily or involuntarily, all or any portion of such Member's Interest in the Company only if the transferring Member has fully disclosed the material terms of the proposed transaction to the Managing Member, and provided that it has first complied with the provisions of this Agreement, including, specifically, all of the provision of this Section 8.4.

(b)   Right of First Refusal. Unless expressly stated otherwise herein and except with respect to the Drag-Along Rights and Tag-Along Rights described in this Article VIII, a Member that is not also a Managing Member wishing to Transfer all or any portion of such Member's Percentage Interest, or any rights associated therewith, to a Person that is not an Affiliate as defined herein for value must proceed as follows:

(i)*Required Notice.* A Member that is not also a Managing Member (a "**Transferring Member**") who has received a written bona-fide offer from a third party (a "**Third Party Purchaser**") for the Transfer of Membership Units (the "**Proposed Transfer**") shall, at least thirty (30) days prior to any Transfer of such Membership Units pursuant to such offer, give a written notice (the "**Required Notice**") to the Managing Member(s), and to the remaining Members (the "**Other Members**"), stating in reasonable detail the identity and contact information of the Third Party Purchaser, the number of Membership Units proposed to be Transferred (the "**Offered Interest**"), all material terms and conditions of the proposed Transfer, including the Third Party Purchaser's offering price with respect to the Proposed Transfer, and the Transferring Member shall additionally enclose and/or attach a copy of the written, bona-fide offer with such Required Notice. For ten (10) days thereafter, the Managing Member may request reasonable evidence from the Transferring Member that the Proposed Transfer will be made pursuant to a bona fide offer from the Transferee, which evidence the Transferring Member must furnish to the Company no later than ten (10) days after such request is made (the "**Evidentiary Request**").

(ii)*Managing Member Option.* For the period (the "**Option Period**") commencing with the date on which the Required Notice was sent by the Transferring Member and ending twenty (20) days thereafter (which period is automatically extended by one day for each day in excess of ten (10) that the Transferring Member fails to comply with the Evidentiary Request made in accordance herewith), the Managing Member shall have the option (the "**Option**") but not the obligation to purchase all or part the Offered Interest from the Transferring Member for the same price and upon the same terms and conditions as those described in the Required Notice, *provided, however,* that Option must be exercised not later than three (3) days prior to the expiration of the Option Period (the "**Option Due Date**") and *provided further* that the purchase price must be paid to the Transferring Member by the Managing Member and/or the Company, as the case may be, within thirty (30) days after the Option Due Date. Subject to the foregoing, the Managing Member may exercise this Option as follows: (a) the Managing Member may exercise the Option on its own behalf with respect to all or part of the Offered Interest, in which case the purchasing Managing Member shall personally bear the cost of such purchase and shall thereafter own the Interest purchased in accordance herein in its own name, and/or (b) the Managing Member may, in its sole and reasonable discretion, exercise this Option on behalf of the Company with respect to all or part of the Interest in question, which cost shall be borne by the Company, *provided, however,* that such purchase is reasonable in light of the current financial condition of the Company, and *provided further* that the Offered Interest purchased on behalf of the Company shall be held by the Company as authorized, non-issued Interest, which Interest may thereafter be Transferred only in accordance with this Agreement. The Managing Member may choose to utilize one or both of the foregoing options in connection with all or part of the Offered Interest subject to the Option.

(iii)*Consummating Proposed Transfer.* If the Managing Member declines to exercise the Option with respect to some or all of the Offered Interest prior to the expiration of the Option Period, the Transferring Member may thereafter consummate the Proposed Transfer with the Third Party Purchaser with respect to the remaining Offered Interest upon the same terms and conditions as those described in the Required Notice. If the Proposed Transfer is not consummated by the Transferring Member within thirty (30) days after the expiration of the Option Period, the Transferring Member shall not make a Transfer without again offering the Interest to the Company and the Other Members in accordance with this Section.

(c)   Unless otherwise provided herein, the Managing Member may reasonably decline to consent to any Transfer, whether such Transfer would occur pursuant to this Article VIII or otherwise, on grounds which include, but are not limited to, the following: (i) the Managing Member reasonably determines that the proposed transferee is not creditworthy or otherwise trustworthy; (ii) the Managing Member reasonably determines that the proposed transferee has breached any terms of this Agreement or is reasonably likely to breach any terms of this Agreement in the event that the Proposed Transfer takes place; (iii) the transferee is a felon or has been otherwise convicted of a crime of moral turpitude by a court in the United States or in foreign jurisdictions; (iv) such transferee is a competitor of the Company in the reasonable opinion of the Managing Member; and (v) the Proposed Transfer would otherwise not be in the best interests of the Company in the reasonable opinion of the Managing Member.

(d)   Following any Transfer of one hundred percent (100%) of a Member's Membership Units, such Member shall have no further rights as a Member of the Company, and shall no longer be considered a Member of the Company.

VIII.5. *General Conditions to Permitted Assignments.*

(a)   Notwithstanding anything to the contrary contained herein, no Transfer of an Interest permitted by the terms of this Agreement shall be effective unless:

(i)   The transferor provides written notice to the Managing Member of his, her, or its intention to make such a Transfer not less than ten (10) days prior to effecting such transfer, which notice shall state the name and address of each Assignee to whom such transfer is proposed, and the number of Units proposed to be transferred to such Assignee;

(ii)   The transferee shall accept and adopt in writing, by an instrument in form and substance reasonably satisfactory to the Managing Member and within a reasonable time, all of the terms and provisions of this Agreement, as the same may be amended from time to time;

(iii)   The transferee shall pay all filing, publication and recording fees, if any, and all reasonable expenses, including, without limitation, reasonable counsel fees and expenses incurred by the Company in connection with such Transfer;

(iv)   The transferee shall, within a reasonable time, lawfully execute such other documents or instruments as counsel to the Company may reasonably require (or as may be required by law) in connection with the admission of such Person as a Member;

(v)   Upon request by the Company, the transferor and transferee shall furnish the Company with the transferee's taxpayer identification number, sufficient information to determine the transferee's initial tax basis in the Interest transferred, and any other information reasonably necessary to permit the Company to file all required federal and state tax returns and other legally required information statements or returns;

(vi)   The transferee shall execute a statement that transferee is acquiring the Interest for transferee's own account for investment purposes and not with a view to the resale or distribution thereof, and that transferee will only Transfer the acquired Interest to a Person who so similarly represents and warrants;

(vii)   If required by the Managing Member, the Company receives an opinion of responsible counsel (who may be counsel for the Company), in form and substance reasonably satisfactory to the requesting Managing Member, that such Transfer does not violate federal or state securities laws or any representation or warranty of such transferring Member given in connection with the acquisition of his Interest;

(viii)   Any transfer, conveyance or other taxes resulting from such Transfer, and any costs or expenses incurred by the Company in connection with such Transfer, shall be borne, jointly and severally, by the transferor and/or the transferee and each transferor and transferee do hereby jointly and severally agree to indemnify and hold harmless each other party hereto from such taxes and jointly and severally indemnify and hold harmless the Company from such other expenses, and agree to promptly reimburse the Company or such other party, as the case may be, for any such taxes, costs or expenses;

(ix)   If required by the Managing Member, counsel to the Company delivers to the Company an opinion that such Transfer: (a) will not result in a termination of the Company under Section 708 of the Code; (b) will not cause the Company to lose its status as a partnership for United States federal income tax purposes; and (c) will not cause the Company to become subject to the Investment Company Act of 1940; and

(x)   No Transfer shall be permitted by the Company if such Transfer might jeopardize, or necessitate any filings in respect of, any liquor license held by the Company or any of its Subsidiaries. Any such unpermitted purported Transfer shall be null and void *ab initio* and of no force or effect.

(b)   No Transfer of an Interest, where permitted by the terms of this Agreement, shall be binding on the Company until all of the conditions to such Transfer have been fulfilled.   Upon the admission of a substitute Member, the Managing Member shall promptly cause any necessary documents or instruments to be filed, recorded or published, wherever required, showing the substitution of the transferee as a substitute Member in place of the transferring Member and shall notify all other Members of the date of the Transfer, the transferee, and the amount of the Interest so transferred, and the substitute Member shall comply and cooperate fully with such process.

(c)   A transferee of an Interest complying with this Agreement shall be entitled to receive Distributions of cash or other property from the Company attributable to the Interest acquired by reason of such Transfer from and after the Effective Date of Transfer of such Interest to him; *provided, however*, that anything herein to the contrary notwithstanding, the Company and the Managing Member shall be entitled to treat the transferor of such Interest as the absolute owner thereof in all respects, and shall incur no liability for allocations of income, gain, losses, credits, deductions or Distributions that are made in good faith to such transferor until such time as all of the conditions of such Transfer have been fulfilled, the written instrument of Transfer has been received by the Company and the Effective Date of Transfer has passed.

(d)   The effective date of a permitted Transfer of an Interest ("**Effective Date of Transfer**") shall be no earlier than the last day of the calendar month following receipt of notice of assignment and such documentation as the Managing Member determines is required.

(e)   The transferring Member shall cease to be, and the transferee shall become, a substituted Member as to the Interest so transferred as of the Effective Date of Transfer, and thereafter the transferring Member shall have no rights or obligations accruing after the Effective Date of Transfer with respect to the Company insofar as the Interest transferred is concerned.

VIII.6.*Purchase Price.*

(a)   *Determination of Purchase Price.* Upon the occurrence of an event requiring a valuation of the Interests of the Company (the "**Valuation Event**"), unless otherwise agreed in writing by the applicable parties, the purchase price of such Interest shall be set as the Fair Market Value of such Interest (the "**Equity Purchase Price**").

(b)   *Payment of Purchase Price.* The Equity Purchase Price (or the remaining balance thereof, as applicable) of Interests sold pursuant to this Agreement shall be paid at the closing of the purchase, unless otherwise agreed in writing by the parties.

SECTION 8.7   *Void Transfers.* Notwithstanding anything to the contrary in this Agreement, any Transfer of an Interest in violation of the provisions of this Agreement shall be null and void *ab initio* and shall not bind the Company.

SECTION 8.8   *Tag-Along Rights.* This Section 8.8 shall be applicable in the event that fifty percent (50%) or more of the then-issued Percentage Interest of the Company is to be sold for consideration by one or more Members (collectively, the "**Majority Transferor**") to a disinterested third party in the same or related transactions, with the prior written consent of at least a majority in Interest of the Members, and in accordance with the applicable provisions of this Agreement (the "**Tag-Along Trigger**"). Upon the occurrence of this Tag-Along Trigger, the Majority Transferor shall deliver notice to the other Members setting forth the terms and conditions of such third party sale (the "**Tag-Along Notice**"). Each Member shall have the right to participate in such third party sale at the same purchase price and on the same terms and conditions specified in the Tag-Along Notice by delivering to the Majority Transferor written notice of its intention to participate in such sale within twenty (20) days after the receipt of the Tag-Along Notice, which notice shall constitute an irrevocable offer by such Member to sell its Percentage Interest to such third party transferee.   The Majority Transferor shall be required, as a condition of the consummation of the sale in question, to obtain the written agreement of the prospective transferee(s) to the participation of the other Members electing to participate in any contemplated sale to a third party in accordance herewith. All Members shall bear their *pro rata* share of the reasonable costs and expenses incurred with any such sale, and shall be entitled to their *pro rata* share of the total purchase price. Subject to the foregoing, the Majority Transferor may, within ninety (90) days after the expiration of the twenty (20) day notice period described above, sell the offered Percentage Interest to the third party on the same terms and conditions stated in the Tag-Along Notice. If such sale is not consummated within such period, the Majority Transferor may not sell any of the offered Percentage Interest without again complying with the provisions of this Section 8.8.

SECTION 8.9 *Drag-Along Rights*. This Section 8.9 shall be applicable in the event that fifty percent (50%) or more of the then-issued Percentage Interest in the Company is to be sold for consideration by one or more Members (collectively, a "**Majority Seller**") to a disinterested third party, with the prior written consent of the Managing Member, in accordance with the applicable provisions of this Agreement and pursuant to reasonable terms negotiated in good faith by the parties (the "**Drag-Along Trigger**"). Upon the occurrence of the Drag-Along Trigger, the Majority Seller may, at its sole option, deliver notice to each remaining Member setting forth the terms and conditions of such third party sale (the "**Drag-Along Notice**"). Upon receipt of the Drag-Along Notice, each other Member shall have the obligation to sell the entirety of its Percentage Interest in the Company at such time (collectively, the "**Drag-Along Interest**") to the third party identified in the Drag-Along Notice, *provided, however,* that each of the following conditions are satisfied: (i) the third party desires to purchase the entirety of the Drag-Along Interest in accordance with this Section 8.9; (ii) the purchase price of the Drag-Along Interest is equal to or exceeds the value of such Interest pursuant to Article VIII of this Agreement; and (iii) such sale is consummated at the same price and on the same terms and conditions as those enjoyed by the Majority Seller. Within twenty (20) business days following the date of receipt of the Drag-Along Notice, each Member shall take all necessary action to consummate such sale, and the Company shall cause its books to show that the Drag-Along Interest has been transferred in accordance with this Section 8.9. Upon consummation of the sale of the Drag-Along Interest to the third party, the Majority Seller shall promptly give notice thereof to each Member, and shall remit to each Member its *pro rata* percentage of the total sales price received in exchange for the Drag-Along Interest sold hereunder. Each Member shall bear its *pro rata* share of the reasonable costs and expenses incurred with any such sale.

IX.

DISSOLUTION AND TERMINATION

IX.1. *Dissolution.*

(a)   The provisions of this Section 9.1 are deemed provisions "specified in the operating agreement" under the Act, and no other events of dissolution shall be deemed events of dissolution under the Act for purposes of this Agreement.   The Company shall be dissolved and its affairs wound up only upon the earliest to occur of the following:

(i)Requisite Consent thereto is given in writing;

(ii) The entry of a final, non-appealable decree of judicial dissolution of the Company;

(iii) As otherwise may be required by the Act.

(b)   Upon the dissolution of the Company, the Managing Member shall appoint a Person or Persons (the "**Liquidator**") to proceed, within a reasonable time, to sell or otherwise liquidate the assets of the Company and, after paying or making due provision by the setting up of reserves for all liabilities and debts of the Company, to distribute the remaining assets to the Members in accordance with the Distribution schedule described in Section 4.2 hereof.

(c)   Except as expressly provided by the Act, upon dissolution, the Liquidator shall look solely to the assets of the Company for the return of the Members' Capital Contributions. The winding up of the affairs of the Company and the distribution of its assets shall be conducted by the Liquidator, who is hereby authorized to do any and all acts and things authorized by law for these purposes.

(d)   The winding up of the Company shall be completed when all debts, liabilities, and obligations of the Company have been paid and discharged or reasonably adequate provision therefor has been made, and all of the remaining property and assets of the Company have been distributed to the Members. Upon the completion of the winding up process, the Company shall complete all other steps for termination as may be required by law.

IX.2. ***Termination.*** The Company shall terminate when all property owned by the Company shall have been disposed of and the assets, after payment of, or due provision has been taken for, liabilities to Company creditors shall have been distributed as provided in this Agreement. Upon such termination, the Managing Member shall execute and cause to be filed a certificate of discontinuance of the Company and any and all other documents necessary and appropriate in connection with the termination of the Company.

X.

AMENDMENTS OF COMPANY DOCUMENTS

X.1. ***Amendments in General.*** Except as otherwise provided in this Agreement, this Agreement may only be amended to change or alter the rights, obligations, and privileges of Members upon Requisite Consent. Each Member shall be promptly notified of any amendment to this Agreement made pursuant to this Section 10.1, *provided, however,* that a duly adopted amendment shall be effective as of the date and time specified therein without regard to whether any other Members have been given notice hereof. Notwithstanding anything contained herein to the contrary, Managing Member shall be permitted to amend this Agreement without obtaining the consent or approval of Members, or providing Members with advance notice of such Amendment, as follows: (i) when such amendment is of an inconsequential nature, as reasonably determined by the Managing Member, and does not materially change, alter, or otherwise affect the rights, privileges, and obligations of the remaining Members hereto; (ii) when such amendment is made to reflect changes validly made hereunder in the membership and/or ownership of the Company, or in the Capital Contributions made thereto, and corresponding changes in the terms and provisions of this Agreement necessary to reflect or conform with any such change in membership and/or ownership, and any changes and/or updates to **_Schedule A_** required thereby; (iii) when such amendment is made for the purpose of correcting a typo, mistake, ambiguity, or inconsistency herein, or to adjust any mechanics or procedures set forth herein, *provided, however,* that original intent of the writing is clear despite such typo, mistake, or inconsistency.

X.2. *Amendments after Change of Law.* This Agreement and any other Company documents may be amended and re-filed, if necessary, by the Managing Member without Requisite Consent in the event that there occurs any change under applicable law that requires or otherwise makes advisable the execution of an amendment of this Agreement or of any other Company document.

XI.

MEETINGS OF MEMBERS

XI.1. *Meetings of Members and the Managing Member.* No regular, annual, special or other meetings of Members are required to be held. Any action that may be taken at a meeting of Members may be taken without a meeting upon the required consent under this Agreement. However, meetings of the Members for any purpose may be called at any time by any Members holding fifty percent (50%) or more of the Company's issued and vested Percentage Interests. Such request shall be in writing and shall state the purpose or purposes of the proposed meeting and the business to be transacted. Any meeting shall be held at the Company's principal place of business or in or at such other place as may be designated by the Managing Member. Notice of any such meeting shall be given to all Members within ten (10) days after receipt of such request and no fewer than ten (10) days nor more than sixty (60) days before the date of the meeting. The notice shall state the place, date, hour and purpose or purposes of the meeting. Members may attend and participate in meetings either in person or by means of conference telephone, video conference or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by means of such communication equipment shall constitute presence in person at such meeting. Attendance in person at such meeting by any of the means specified in the previous sentence shall constitute a waiver of notice thereof.

XI.2. *Voting of Interests.* Except as otherwise provided in this Agreement, Members shall only be entitled to vote on those matters which are expressly reserved herein for a Member vote, decision, or approval. All other decisions shall be made in the sole and reasonable discretion of the Managing Member, and Members shall have no right to vote upon or approve such decisions. Except as expressly required by the Act or by this Agreement, no vote, consent, or authorization of the Members whatsoever shall be required in connection with any action or any matter on behalf of or with respect to the Company.

XI.3. *Voting by Proxy.* Each Member may authorize any Person or Persons to act for him, her or it by proxy in all matters in which a Member is entitled to participate. Every proxy must be signed and dated by the Member or his, hers or its attorney-in-fact. No proxy of an individual shall be valid after the expiration of three (3) months from the date thereof. Every proxy shall be revocable, at any time before the vote in question is held, by the Member executing it.

XI.4.*Waiver.* A Member may waive notice of a meeting called pursuant to <u>Section 11.1</u> and such waiver shall be deemed equivalent to the giving of the required notice. Attendance in person at such a meeting shall constitute a waiver of notice thereof.

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XII.

RESTRICTIVE COVENANTS

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XII.1.*Confidentiality.*

(a)   Each Member agrees, as set forth below, with respect to any information pertaining to the Company that is provided to such Member pursuant to this Agreement or otherwise, including, without limitation, any information about menus, food preparation, food storage, purveyors, practices, processes, designs, instruments, patterns, compilations of information or any other information that the Managing Member reasonably regards as trade secret (collectively, "**Confidential Matter**"), to treat as confidential all such information, and will not, and will not permit any of its attorneys, accountants directors, Affiliates, shareholders or officers and employees ("**Authorized Representatives**") to, disclose any Confidential Matter, *provided* that any Member (or its attorneys and accountants) may disclose any such information: (a) as has become generally available to the public at the direction of the Managing Member; (b) as may be required or appropriate in any report, statement or testimony submitted to any governmental authority having or claiming to have jurisdiction over such Member (or its Authorized Representatives) but only that portion of the data and information which, in the written opinion of counsel for such Member or Authorized Representative is required or would be required to be furnished to avoid liability for contempt or the imposition of any other material judicial or governmental penalty or censure; (c) as may be required or appropriate in response to any summons or subpoena or in connection with any litigation; or (d) as to which the Managing Member has consented in writing. Notwithstanding any other provision of this Agreement, the Managing Member shall have the right not to provide any Member, for such period of time as the Managing Member in good faith determine to be advisable, with some or all of any Confidential Matter that such Member would otherwise be entitled to receive or to have access to pursuant to this Agreement or the Act if: (i) the Company or its Managing Member are required by law or by agreement with a third party to keep such Confidential Matter confidential; (ii) the Managing Member in good faith believes that the disclosure of such Confidential Matter to such Member is not in the best interest of the Company or could damage the Company or the conduct of the affairs of the Company (which may include a determination by the Managing Member that such Member (or any of its equity holders or other Authorized Representatives) is disclosing or may disclose such Confidential Matter (or may be compelled to disclose such Confidential Matter) or has not indicated a willingness to protect Confidential Matter from being disclosed (or compelled to be disclosed) and that the potential of such disclosure by such Member (or any of its equity holders or other Authorized Representatives) is not in the best interest of the

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Company or could damage the Company, or the conduct of the affairs of the Company) or (iii) such Member has notified the Managing Member of its election not to have access to, or to receive such Confidential Matter.

(b)   Each Member agrees to reasonably cooperate with such procedures and restrictions (including, but not limited to, the disclosure of any Confidential Matter to such Member in electronic, non-printable and/or non-downloadable format via a password-protected website) as may be developed by the Managing Member from time to time in connection with the disclosure of Confidential Matter, as determined by the Managing Member to be reasonably necessary and advisable to maintain and promote compliance with legal and other regulatory matters applicable to the Managing Member, the Company, and the Members.

(c)   Each Member acknowledges and agrees that the Managing Member may consider the different circumstances of Members with respect to the restrictions and obligations imposed on Members in this Section 12.1 and the Managing Member in its sole and absolute discretion may agree to waive or modify any of such restrictions and/or obligations with respect to a Member with the consent of such Member and without the consent of any other person. Each Member further acknowledges and agrees that any such agreement by the Managing Member with a Member to waive or modify any of the restrictions and/or obligations imposed by this Section 12.1 (including, without limitation, to withhold Confidential Matter) shall not constitute a breach of any duty stated or implied in law or in equity to any Member, regardless of whether different agreements are reached with different Members.

XII.2.*Non-Disparagement*. Each Member understands that the public reputation and goodwill of the Company is essential to its commercial success. Each Member, including without limitation the Managing Member, therefore agrees that it shall not at any time, directly or indirectly, in any capacity or manner, make, express, transmit (or cause, further, assist, solicit, encourage, support, or participate in any of the foregoing, whether by words, actions, or omissions), any remark, comment, message, information, declaration, communication, or other statement of any kind, whether in writing, electronically transferred (including without limitation public website postings, consumer website reviews and/or postings, emails, Facebook, Twitter, Instagram, and all social network postings) or otherwise, that might reasonably be construed to be derogatory, defamatory, disparaging, harassing, slanderous, discriminatory, retaliatory, libelous, or otherwise negative towards the Company and/or any of its members, officers, principals, agents, or employees, (collectively, the "**Company Representatives**"), or to malign, harm, disparage, defame, or damage the reputation or good name of the Company or any of the Company Representatives. Nothing contained herein shall be construed to prevent any Member from making truthful statements about the Company or the Company Representatives if so compelled by a court order, in a legal proceeding, or as otherwise compelled by law. The Members agree and acknowledge that this non-disparagement provision is a material term of this Agreement, the absence of which would have resulted in the Members refusing to enter this Agreement. This obligation shall survive a Member leaving the Company.

XII.3.*Remedies*.   If any Member violates or threatens to violate any of the foregoing restrictions, the Company shall be entitled to preliminary and permanent injunctive relief (without the necessity of posting a bond or other security) in addition to any other remedy which may be available at law including, but not limited to, monetary damages. If a court of competent jurisdiction determines that the duration or geographic limitations of any restriction contained in this Article XII is unenforceable, it is the intention of the parties that the restrictions set forth herein shall not thereby be terminated, but shall be deemed amended to the extent required to make it valid and enforceable.

XIII.

MISCELLANEOUS PROVISIONS

XIII.1.*Notices*.

(a)   All notices, requests, demands and other communications required or permitted hereunder ("**Notices**" or "**notices**") shall be in writing and shall be addressed to the Members at their addresses set forth on ***Schedule A*** hereto, or to such other addresses as may have been provided by the Members to the Managing Member, including email addresses. All Members hereby consent to receiving Notices, requests, and demands via electronic transmission when such delivery is reasonably appropriate.

(b)   Any Notices addressed as aforesaid shall be deemed to have been given: (i) on the date of delivery or rejection, if delivered by hand or overnight courier, (ii) on the date of transmission, if transmitted by facsimile; *provided, however,* that if transmitted by facsimile, with a copy sent by email, such transmittal is confirmed after 5:00 p.m. or on a non-business day, such Notice will be deemed given on the next business day; (iii) on the date of transmission, if transmitted by email; *provided, however,* that if such email is sent after 5:00 p.m. or on a non-business day, such Notice will be deemed given on the next business day; and (iv) three (3) days after the deposit of same in the United States certified mail, return receipt requested; *provided, however,* that Notice to meet a deadline shall be deemed "given" when actually delivered, mailed, emailed or faxed.

(c)   Any Notice given hereunder may be given by counsel to the party in question; *provided, however,* that such Notices are otherwise given in accordance with the provisions of this Section 13.1.

(d)   Any party hereto may, by a Notice given pursuant to this Section 13.1, change the address and copy address to which its Notices are to be sent.

XIII.2.*Severability*.   If any covenant, condition, term or provision of this Agreement is illegal, or if the application thereof to any Person or in any circumstance shall to any extent be judicially determined to be invalid or unenforceable, the remainder of this Agreement, or the application of such covenant, condition, term or provision to Persons or in circumstances other than those to which it is held invalid or unenforceable, shall not be affected thereby, and each covenant, condition, term and provision of this Agreement shall be valid and enforceable to the full extent permitted by law.

XIII.3.*Counterparts*.   This Agreement may be executed by the parties hereto in counterparts, or by separate signature page(s) or instrument(s), each of which shall be considered an original, and all of which shall together constitute but one and the same agreement. Execution and delivery of this Agreement by delivery of a facsimile or electronically recorded copy (including a .pdf file) bearing a copy of the signature of a party shall constitute a valid and binding execution and delivery of this Agreement by such party, and facsimile or other electronic form of signatures and counterparts shall be treated as an original. Such copies shall constitute original documents.

XIII.4.*Entire Agreement.* This Agreement represents the complete and entire agreement and understanding of the parties hereto with respect to the matters covered therein and supersede any and all previous written or oral negotiations, undertakings and commitments in writing of any nature whatsoever including, but not limited to, any previous discussions, negotiations or writings relating to or concerning this Agreement.

XIII.5.*Further Assurances.* Each Member shall execute and deliver such further instruments and do such further acts and things as may be required by the Managing Member to carry out the intent and purposes of this Agreement and to further the business of the Company.

XIII.6.*Successors and Assigns.* Subject in all respects to the limitations on transferability contained herein, this Agreement shall be binding upon, and shall inure to the benefit of, the heirs, administrators, personal representatives, successors and permitted assigns of the respective parties hereto.

XIII.7.*Waiver of Action for Partition.* Each of the parties hereto irrevocably waives during the term of existence of the Company and during the period of its liquidation following any dissolution, any right that it may have to maintain any action for partition with respect to any of the assets of the Company.

XIII.8.*Creditors.* None of the provisions of this Agreement shall be for the benefit of or enforceable by any of the creditors of the Company or any other Person not a party to this Agreement.

XIII.9.*Payment of Costs in the Event of a Default.* If any party hereto fails to perform its obligations under this Agreement, or if a dispute arises concerning the meaning or interpretation of any provision of this Agreement and any action or steps are taken in furtherance thereof including, but not limited to, the commencement of legal proceedings, lawsuits, arbitration, or other proceedings arising out of, relating to, or based in any way on this Agreement, including without limitation, tort actions and actions for injunctive and declaratory relief, the non-prevailing party in the dispute shall pay any and all actual costs and expenses incurred by the prevailing party, including, without limitation, all court costs, all fees and costs incurred in any appellate process, and all actual and reasonable attorney's fees and in-house counsel costs, and costs of paralegals.

XIII.10.*Writing Requirement.* Except as otherwise provided elsewhere in this Agreement, this Agreement may not be amended nor shall any waiver, change, modification, consent or discharge be effected except by an instrument in writing executed by or on behalf of the party seeking or against whom enforcement of any amendment, waiver, change, modification, consent or discharge is sought.

XIII.11.*Additional Remedies, Waivers, Etc.* With respect to the rights and remedies of, and waivers by, any party hereto:

(a)   The rights and remedies of the Members set forth herein shall be in addition to any other right and/or remedy now or hereafter provided by law except as expressly provided to the contrary and except where this Agreement contradicts the Act. The specification of a remedy in this Agreement shall not be deemed to be the sole or exclusive remedy for the breach, default or circumstances in question, unless such remedy is expressly stated to be the sole remedy under the circumstances, or words of similar import (or unless and to the extent this Agreement contradicts or modifies the Act). All such rights and remedies shall be cumulative and not exclusive of each other. The Members may exercise such rights and remedies at such times, in such order, to such extent, and as often as they deem advisable without regard to whether the exercise of one right or remedy precedes, concurs with or succeeds the exercise of another.

(b)   A single or partial exercise of a right or remedy shall not preclude (i) a further exercise thereof or (ii) the exercise of another right or remedy, from time to time.

(c)   No delay or omission by a Member in exercising a right or remedy shall exhaust or impair the same or constitute a waiver of, or acquiescence to, a default.

(d)   No waiver of a default shall extend to or effect any other default or impair any right or remedy with respect thereto.

(e)   Except where expressly provided to the contrary, no action or inaction by a Member shall constitute a waiver of a default.

(f)   No waiver of a default or other right hereunder shall be effective unless it is in writing signed by the party granting such waiver or relinquishing such right.

XIII.12.*Arbitration.* This Agreement and the rights of the parties hereunder shall be governed by and construed and enforced in accordance with its express terms and otherwise in accordance with the laws of the State of New York, without regard to principles and conflicts of laws. Any claim, whether formal or informal, arising out of or relating to this Agreement shall be resolved by binding confidential arbitration, to be held in New York, New York, in accordance with the Commercial Arbitration Rules of the American Arbitration Association then in effect, and subject to this Section 13.12. The arbitrators shall have no jurisdiction to alter or disregard the express terms of this Agreement, and shall explain, in reasonable detail and in writing, any award that may be made. Judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. The arbitrator shall award reasonable fees and expenses to the prevailing party.

XIII.13.*Certificate.* At any time within ten (10) days after request by a Member, the Managing Member shall certify to the requesting Member or any other person, specified by the requesting Member, to the effect: (a) whether or not this Agreement is modified and in full force and effect as modified (and setting forth such modification); (b) whether or not, to the best knowledge of the Managing Member, there are any defaults by the requesting Member, or matter which could ripen into a default (and if so, specifying the same); and (c) such other reasonable information, to the best of the knowledge of the Managing Member, as may be reasonably requested.

XIII.14.*Applicable Law.* This Agreement and the rights of the parties hereto shall be interpreted in accordance with the laws of the State of New York without giving effect to principles of conflict of laws.

XIII.15.*Power of Attorney.*

(a) Each of the Members hereby constitutes and appoints the Managing Member as his, her or its attorney to make, execute, sign, acknowledge and, if necessary, file (i) any required amendment to any certificates required by the State of New York; (ii) any amendment to this Agreement that does not require, under the terms of this Agreement, the approval of all the Members, *provided* that Members holding the Percentage Interests in the Company specified in this Agreement as necessary for such amendment have signed or otherwise approved such amendment and all other required signatures and approvals have been obtained; (iii) any other instrument, certificate or document required from time to time to admit a Member, to effect its substitution as a Member, to effect the substitution of the Member's assignee as a Member, or to reflect any action of the Members provided for in this Agreement; (iv) any contract or instrument required to implement any of the remedies available pursuant to Section 3.11 and (v) any other instrument, certificate or document as may be required or appropriate under the laws, regulations or procedures of the United States or any state or governmental entity in any jurisdiction in which the Company is conducting or intends to conduct its affairs, provided all such instruments, certificates and other documents referred to in clauses (i), (ii), (iii), (iv) and (v) above are in accordance with the terms of this Agreement as then in effect. Copies of all such instruments, certificates and other documents (except as set forth in clauses (iii) or (iv) above shall be sent to all Members.

(b) Each of the Members is aware that the terms of this Agreement permit certain amendments to this Agreement to be effected and certain other actions to be taken by or with respect to the Company, in each case with the approval or by the vote of less than all the Members. If, as and when Members holding the requisite Percentage Interest in the Company specified in this Agreement as necessary for such amendment or action have approved such amendment or action in the manner contemplated by this Agreement, and a Member has failed or refused to approve such amendment or action (hereinafter referred to as a "***non-consenting Member***"), each non-consenting Member agrees that the special attorney specified above, with full power of substitution, is hereby authorized and empowered to execute, acknowledge, make, swear to, verify, deliver, record, file and/or publish, for and on behalf of such non-consenting Member, and in its name, place and stead, any and all instruments and documents which may be necessary or appropriate to permit such amendment to be lawfully made or action lawfully taken. Each Member is fully aware that it and each other Member have executed this special power of attorney, and that each Member will rely on the effectiveness of such powers with a view to the orderly administration of the Company's affairs.

(c) The foregoing grant of authority (i) is a special power of attorney coupled with an interest in favor of the Managing Member and as such shall be irrevocable and shall survive the death or incompetence (or, in the case of a Member that is a corporation, association, partnership or trust, shall survive the merger, dissolution or other termination of the existence) of the Member and (ii) shall survive the assignment by the Member of the whole or any portion of its interest, except that where the assignee of the whole thereof has furnished a power of attorney, this power of attorney shall survive such assignment for the sole purpose of enabling the Managing Member to execute, acknowledge and file any instrument necessary to effect such substitution and shall thereafter terminate.

SECTION 13.16 *Reliance on Authority of Signatory.* In the event that a Member is not a natural person, neither the Company nor any Member or Managing Member will (a) be required to determine the authority of the individual signing this Agreement to make any commitment or undertaking on behalf of such entity or to determine any fact or circumstance bearing upon the existence of the authority of such individual, or (b) be required to see to the application or distribution of proceeds paid or credited to individuals signing this Agreement on behalf of such entity.

SECTION 13.17 *Surviving Obligations.* All accrued obligations of the Members to each other hereunder shall survive termination of this Agreement.

[SIGNATURE PAGES TO FOLLOW]

OPERATING AGREEMENT
OF
GAGE & TOLLNER HOSPITALITY, LLC

MANAGING MEMBER SIGNATURE PAGE

IN WITNESS WHEREOF, the undersigned Member and Managing Member has executed this signature page to the Limited Liability Company Operating Agreement of the Company to be effective as of the date and year first above written, and agrees to be bound by the terms and conditions thereof.

MEMBER & MANAGING MEMBER: Coffey Street Players LLC

PLEASE PRINT NAME OF SIGNATORY:_____

TITLE (if applicable): Managing Member

SIGNATURE: _____

DATE: _____

SCHEDULE A

OPERATING AGREEMENT
OF
GAGE & TOLLNER HOSPITALITY LLC

MEMBERS

NAME AND ADDRESS	CAPITAL CONTRIBUTION	MEMBERSHIP UNITS	PERCENTAGE INTEREST
Coffey Street Players LLC 132 Coffey St. Brooklyn, NY 11231	$0.00	60.00	60.00%
AUTHORIZED, NON-ISSUED PERCENTAGE INTEREST	N/A	40.00	40.00%
TOTALS	**$0.00**	**100.00**	**100.00%**